SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 7)*

                             FOREST OIL CORPORATION
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          COMMON STOCK, $.10 PAR VALUE
                    ----------------------------------------
                         (Title of Class of Securities)

                                    346091606
                              --------------------
                                 (CUSIP Number)

Craig D. Slater                                 Drake S. Tempest, Esq.
The Anschutz Corporation                        O'Melveny & Myers LLP
2400 Anaconda Tower                             The Citicorp Center
555 Seventeenth Street                          153 East 53rd Street, 54th Floor
Denver, Colorado  80202                         New York, New York 10022-4611
(303) 298-1000                                  (212) 326-2000
--------------------------------------------------------------------------------

                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                  APRIL 6, 1998
            ---------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


         If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box [ ].

         Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

--------

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("ACT") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, SEE the NOTES).

CUSIP Number   346091606
              ----------

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      The Anschutz Corporation

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                    (a)  [X]

                                                                    (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

                WC; OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Kansas

--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                          17,084,888
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                      17,084,888
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,084,888

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            39.5%

--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------


                                Page 2 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Anschutz Company

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)  [X]

                                                               (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               WC; OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [ ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      Delaware
--------------------------------------------------------------------------------
NUMBER OF                            7      SOLE VOTING POWER
SHARES                                                                         0
BENEFICIALLY                                ------------------------------------
OWNED BY                             8      SHARED VOTING POWER
EACH REPORT-                                                          17,084,888
ING PERSON                                  ------------------------------------
WITH                                 9      SOLE DISPOSITIVE POWER
                                                                               0
                                            ------------------------------------
                                     10     SHARED DISPOSITIVE POWER
                                                                      17,084,888
                                            ------------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

            17,084,888

--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            39.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           CO
--------------------------------------------------------------------------------


                                Page 3 of 8 Pages

--------------------------------------------------------------------------------
1        NAME OF REPORTING PERSON
         S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

                      Philip F. Anschutz

--------------------------------------------------------------------------------
2        CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                               (a)  [X]

                                                               (b)  [ ]
--------------------------------------------------------------------------------
3        SEC USE ONLY

--------------------------------------------------------------------------------
4        SOURCE OF FUNDS

               WC; OO
--------------------------------------------------------------------------------
5        CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
         REQUIRED PURSUANT TO ITEM 2(d) or 2(e)             [  ]

--------------------------------------------------------------------------------
6        CITIZENSHIP OR PLACE OF ORGANIZATION

                      United States of America

--------------------------------------------------------------------------------
NUMBER OF                            7        SOLE VOTING POWER
SHARES                                                                     1,587
BENEFICIALLY                                  ----------------------------------
OWNED BY                             8        SHARED VOTING POWER
EACH REPORT-                                                          17,084,888
ING PERSON                                    ----------------------------------
WITH                                 9        SOLE DISPOSITIVE POWER
                                                                           1,587
                                              ----------------------------------
                                     10       SHARED DISPOSITIVE POWER
                                                                      17,084,888
                                              ----------------------------------

--------------------------------------------------------------------------------
11       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           17,086,475
--------------------------------------------------------------------------------
12       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
         EXCLUDES CERTAIN SHARES                            [  ]

--------------------------------------------------------------------------------
13       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            39.5%
--------------------------------------------------------------------------------
14       TYPE OF REPORTING PERSON

           IN
--------------------------------------------------------------------------------


                                Page 4 of 8 Pages

         This Amendment No. 7 to Schedule 13D (the "SCHEDULE 13D"), which was filed on May 26, 1995 by The Anschutz Corporation ("TAC"), Anschutz Company ("AC") and Philip F. Anschutz ("ANSCHUTZ"), and which relates to shares of Common Stock, par value $.10 per share ("COMMON STOCK"), of Forest Oil Corporation (the "COMPANY"), as amended by Amendment No. 1, which was filed on July 28, 1995 (the "AMENDMENT NO. 1"), as further amended by Amendment No. 2, which was filed on February 7, 1996 (the "AMENDMENT NO. 2"), as further amended by Amendment No. 3, which was filed on August 5, 1996 (the "AMENDMENT NO. 3"), as further amended by Amendment No. 4, as filed on November 8, 1996 (the "AMENDMENT NO. 4"), as further amended by Amendment No. 5, as filed on August 28, 1997 (the "AMENDMENT NO. 5"), as further amended by Amendment No. 6, as filed on January 20, 1998 ("AMENDMENT NO. 6"), hereby further amends Items 3, 4 and 5 of the Schedule 13D. Unless otherwise indicated, all capitalized terms used but not defined herein shall have the same meaning as set forth in the
Schedule 13D, as so amended.

         This Amendment No. 7 reflects TAC's belief that the number of shares of Common Stock outstanding on April 30, 1998 was 37,320,644 shares.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

         The information previously furnished in response to this item is amended to read as follows:

ITEM 4.  PURPOSE OF TRANSACTION

         The information previously furnished in response to this item is amended to add the following:

         On April 6, 1998, the Company and TAC entered into a Purchase and Sale Agreement (the "1998 ANSCHUTZ AGREEMENT") pursuant to which TAC agreed to purchase 5,950,000 shares of Common Stock (the "ADDITIONAL SHARES") in consideration of (a) the transfer by TAC to the Company of subsidiaries owning
(i) TAC's interests in four producing oil and natural gas fields in Utah and Wyoming, including the Anschutz Ranch property, (ii) TAC's interests in certain Canadian oil and gas assets, consisting primarily of 170,000 net acres of undeveloped land and (iii) TAC's interests in certain of its international oil and gas assets, consisting of thirteen international concessions held by or under negotiation by TAC and encompassing 11 million net acres of undeveloped land and (b) TAC's contribution to such subsidiaries of $55,000,000 before such transfer. The 1998 Anschutz Agreement is effective as of January 1, 1998.

         The transactions have been approved by the independent directors of the Company, who have received a


                                Page 5 of 8 Pages
fairness opinion of Morgan Stanley & Co. Incorporated with respect thereto. The closing of the transactions are subject to the satisfaction of certain customary conditions not within the control of TAC, AC or Anschutz, including the approval of the transactions by the holders of a majority of the shares of Common Stock (other than TAC, AC and Anschutz) represented at a meeting at which such transactions are submitted for the approval thereof. The transactions are expected to close in the second quarter of 1998.

         In connection with the 1998 Anschutz Agreement, (a) TAC and the Company will enter into Amendment Nos. 2 to the Shareholders Agreement and the Registration Rights Agreement, respectively, pursuant to which the Additional Shares will be subject to such agreements and (b) the Company will amend the Rights Agreement to exempt the Additional Shares from the provisions thereof.

         A copy of the 1998 Anschutz Agreement is filed as Exhibit 8 hereto and is incorporated herein by reference. Forms of the proposed amendment to the Shareholders Agreement, the Registration Rights Agreement and the Rights Agreement are attached to the 1998 Anschutz Agreement as Exhibits 2.04(i), 2.04(j) and 2.04(k), respectively.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER

         The information previously furnished in response to this item is amended to read as follows:

         As of the date of this Amendment No. 7, before giving effect to the transactions described in the response to Item 4 of this Amendment No. 7:

                  (i) TAC is the direct beneficial owner, and AC and Anschutz are indirect beneficial owners, of 11,134,888 shares of Common Stock; and

                  (ii) Anschutz is the direct beneficial owner of 1,587 shares of Common Stock,

which 11,136,475 shares of Common Stock are approximately 29.8% of the shares of Common Stock that were outstanding on April 30, 1998.

         After giving  effect to the  transactions  described in the response to
Item 4 of this Amendment No. 7:

                  (i) TAC is the direct beneficial owner, and AC and Anschutz are indirect beneficial owners, of 17,084,888 shares of Common Stock; and

                  (ii) Anschutz is the direct beneficial owner of 1,587 shares of Common Stock,


                                Page 6 of 8 Pages
which 17,086,475 shares of Common Stock in the aggregate are approximately 39.5% of the shares of Common Stock that would have been outstanding on April 30, 1998 after giving effect to the issuance of 5,950,000 Additional Shares.

         TAC and its affiliates, including, without limitation, AC and Anschutz, are subject to certain restrictions on the voting, acquisition and disposition of shares of Common Stock and other equity securities of the Company. Reference is made to Item 4 of the Schedule 13D, as amended by Amendment Nos. 1 and 2 and this Amendment No. 7, for a summary of such restrictions, as well as to the Shareholders Agreement attached as Exhibit 5 to Amendment No. 1, the First Amendment to Shareholders Agreement attached as Exhibit 6 to Amendment No. 2 and
Exhibit 8 to this Amendment No. 7, pursuant to which such restrictions have been imposed.


                                Page 7 of 8 Pages

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS

         The information previously furnished in response to this item is supplemented by adding thereto a reference to the following new Exhibit:


Exhibit 8 Purchase and Sale Agreement dated as of April 6, 1998 by and between Forest Oil Corporation and The Anschutz Corporation, including forms of Second Amendment to [Exhibit 2.04(i)]
                  Amendment  No. 2 to  Registration  Rights  Agreement  [Exhibit
                  2.04(j)] and Amendment No. 2 to Rights Agreement [Exhibit 2.04(k)], incorporated by reference to Exhibit 99.1 to the Current Report on Form 8-K of Forest Oil Corporation dated April 9, 1998 and filed with the Securities and Exchange Commission on April 10, 1998.


                                Page 8 of 8 Pages

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 13, 1998
-----------------------
Date



THE ANSCHUTZ CORPORATION




By /s/ PHILIP F. ANSCHUTZ
   -------------------------------------
       Philip F. Anschutz, Chairman

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 13, 1998
-----------------------
Date



ANSCHUTZ COMPANY




By /s/ PHILIP F. ANSCHUTZ
   -------------------------------------
       Philip F. Anschutz, Chairman

                                    SIGNATURE


         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.



May 13, 1998
-----------------------
Date



By /s/ PHILIP F. ANSCHUTZ
   -------------------------------------
       Philip F. Anschutz

                                    EXHIBITS

Exhibit 8 Purchase and Sale Agreement dated as of April 6, 1998 by and between Forest Oil Corporation and The Anschutz Corporation, including forms of Second Amendment to Shareholders Agreement [Exhibit 2.04(i)] Amendment No. 2 to Registration Rights
                  Agreement  [Exhibit  2.04(j)]  and  Amendment  No. 2 to Rights
                  Agreement  [Exhibit  2.04(k)],  incorporated  by  reference to
                  Exhibit 99.1 to the Current Report on Form 8-K of Forest Oil Corporation dated April 9, 1998 and filed with the Securities and Exchange Commission on April 10, 1998.